

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 11, 2010

<u>By facsimile to (646) 219-2572 and U.S. Mail</u>

Mr. Daniel Khesin
Chief Executive Officer
Divine Skin, Inc.
1680 Meridian Avenue, Suite 301
Miami, FL 33139

Re:    Divine Skin, Inc.
       Pre-effective Amendment 1 to Registration Statement on Form S-1
       Filed December 30, 2009
       File No. 333-163449

Dear Mr. Khesin:

We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>Unregistered Sales of Equity Securities, page 41</u>

1.     Please refer to comments one and two in our letter dated December 28, 2009. Disclosure in the fourth paragraph that Divine Skin issued a common stock purchase warrant to the selling agent to purchase up to 485,000 shares of common stock is inconsistent with disclosure on pages 37 and II-2 that Divine Skin issued a common stock purchase

warrant to the selling agent to purchase up to 485,510 shares of common stock. Similarly, disclosure in the fifth paragraph that Divine Skin issued 74,000 shares of common stock to nine service providers is inconsistent with disclosure on pages 37 and II-2 that Divine Skin issued 72,000 or 74,000 shares of common stock to seven or eight service providers. Please reconcile the disclosures.

Signatures, page II-5

2.      Please refer to comment seven in our letter dated December 28, 2009. As noted previously, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the report. As requested previously, please revise the signature page under "Title" to indicate each capacity in which Mr. Daniel Khesin has signed the registration statement.

Exhibit 5.1

3.      It is inappropriate for counsel to include assumptions that are too broad. The assumption that counsel is "assuming no change in applicable law or facts" in the third paragraph appears to be too broad. Please have counsel revise its opinion to eliminate this assumption.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Brian A. Pearlman, Esq.
Pearlman & Pearlman LLC
9431 Sea Turtle Lane
Plantation, FL 33324